UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16385

NUI CORPORATION
(Exact name of registrant as specified in its charter)

550 Route 202-206, PO Box 760, Bedminster, New Jersey 07921-0760
(Address, including zip code, of principal executive offices)

908-781-0500
(Registrant's telephone number, including area code)

Common Stock, No Par Value and associated Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]
Rule 12h-3(b)(1)(i) [X ]
Rule 12h-3(b)(1)(ii) [ ]
Rule 12h-3(b)(2)(i) [ ]
Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, NUI Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2004	NUI Corporation By: /s/ Richard T. O’Brien
Executive Vice President and Chief Financial Officer